SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                23 November 2004


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 November 2004 re: Directorate Change







206/04                                                         23 November 2004


LLOYDS TSB GROUP BOARD CHANGE

The board is pleased to announce that Sir Julian Horn-Smith, a director and Chief Operating Officer of Vodafone Group Plc, has been appointed a non-executive director of Lloyds TSB Group plc from 1 January 2005.

Sir Julian is also a non-executive director of Smiths Group Plc.


                                    - ends -


For further information:
Lloyds TSB Press Office
Tel: 020 7626 1500



Notes:

(1)  Biographical details attached.

(2) To comply with paragraph 16.4 of the UK Listing Authority listing rules, the company confirms that:

     (i)  Sir Julian also held directorships in Vodafone Holding GmbH;
          Vodafone Libertel NV; and Vodafone-Panafon Hellenic Telecommunications Company S.A, all of which were publicly quoted companies, during the past five years; and

     (ii) there are no matters required by paragraphs 6.F.2(b) to (g) of the listing rules to be disclosed in relation to Sir Julian.



BIOGRAPHICAL DETAILS

Sir Julian Horn-Smith has been a director of Vodafone Group Plc since June 1996 and was appointed Chief Operating Officer on 1 April 2001. He has held a number of senior and general management appointments in Vodafone or its constituent companies since 1984. Previously during his career, he held positions in Rediffusion and Mars GB.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations

Date: 23 November 2004